15049424

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marc J. Lane & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 North LaSalle Street, Suite 2100
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc J. Lane 312-372-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm LLC
(Name – *if individual, state last, first, middle name*)

1415 E. State Street, Ste 608 (Address) Rockford (City) Illinois (State) 61104 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH, D.C. 194 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

OATH OR AFFIRMATION

I, Marc J. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marc J. Lane & Company, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marc J Lane
Signature

President
Title

Isabel O. Alvarado
Notary Public

OFFICIAL SEAL
ISABEL O ALVARADO
Notary Public - State of Illinois
My Commission Expires 03/22/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARC J. LANE & COMPANY

ANNUAL AUDIT REPORT
For the Year Ended
December 31, 2014

TABLE OF CONTENTS

BEGGIN TIPP LAMM LLC
CERTIFIED PUBLIC ACCOUNTANTS
STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

To the Stockholder
Marc J. Lane & Company
Chicago, Illinois

We have audited the accompanying financial statements of Marc J. Lane & Company, which comprise the statement of financial condition as of December 31, 2014, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Huron Transaction Advisory, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marc J Lane & Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted in the United States of America.

The information on pages 14 through 18 has been subjected to audit procedures performed in conjunction with the audit of Marc J Lane & Company's financial statements. The supplemental information is the responsibility of Marc J Lane & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Beggin Tipp Lamm, LLC

Rockford, Illinois
February 23, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

MARC J. LANE & COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

CURRENT:

Cash and cash equivalents	$ 2 170
Investment in securities, at fair value	394 718
Deposit with broker	25 000
Due from broker	26 578
Prepaid expenses	6 608
Accounts receivable	774
TOTAL ASSETS	$ 455 848

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts payable	$ 12 960

STOCKHOLDER'S EQUITY

Common stock - common, no par value, 1,000 shares Authorized, issued and outstanding	6 000
Additional paid-in capital	149 950
Dividends	(14 639)
Retained earnings	301 587
TOAL STOCKHOLDER'S EQUITY	442 898
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 455 848

See the accompanying independent auditors' report and notes to the financial statements.

MARC J. LANE & COMPANY

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

INCOME	
Commission income	$ 294 520
Unrealized gain on security	64 633
Trading income	21 493
Dividend income	4 640
Interest income	190
Total income	385 476
OPERATING EXPENSES	
Salaries	129 886
Rent	39 600
Professional fees	38 068
Commissions	28 369
Insurance	12 003
Payroll taxes	9 490
Clearing charges	9 015
401(k) plan contribution	3 876
Regulatory fees	4 759
Office expenses	3 733
Registration fees	2 469
Dues and subscriptions	2 898
Interest expense	86
Total operating expenses	284 252
NET INCOME	$ 101 224

See the accompanying independent auditors' report and notes to the financial statements.

MARC J. LANE & COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Beginning January 1	Net Income	Dividends	Ending December 31
Capital stock	$ 6 000	$	$	$ 6 000
Additional paid in capital	149 950			149 950
Retained earnings	200 353	101 224	(14 639)	286 938
Ending balance	$ 356 303	$ 101 224	$ (14 639)	$ 442 888

See the accompanying independent auditors' report and notes to the financial statements.

MARC J. LANE & COMPANY

STATEMENT OF CHANGES IN IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2014

NOTHING TO REPORT

See the accompanying independent auditors' report and notes to the financial statements.

MARC J. LANE & COMPANY

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 101 224
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Investment in securities	(69 248)
Due from broker	(4 042)
Prepaid expenses	334
Accounts receivable	111
Increase (decrease) in:	
Accounts payable	3915
Total adjustments	(68 930)
Net cash provided by operating activities	32 294
CASH FLOWS FROM FINANCING ACTIVITIES,	
Net payments on loan payable, officer	(16 216)
Dividends	(14 639)
Net cash (used in) financing activities	(30 855)
NET INCREASE IN CASH	1 439
CASH AND CASH EQUIVALENTS, beginning of year	731
CASH AND CASH EQUIVALENTS, end of year	$ 2 170
SUPPLEMENTAL DISCLOSURE	
Cash paid during the year for:	
Interest	$ 86

See the accompanying independent auditors' report and notes to the financial statements.

MARC J. LANE & COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Marc J. Lane & Company (Company) was incorporated in Illinois on March 28, 1985. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and as a fully disclosed broker dealer.

Financial Statement Presentation

The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Income Recognition

Income is derived from the commissions, brokerage fees and service fees charged. Income is recognized when earned in accordance with generally accepted accounting principles.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date, as if settled. Profit and loss arising from securities transactions are entered for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities held by the Company are valued at fair value.

Income Taxes

Effective July 1, 1987, the Company elected to be taxed as an S Corporation, whereby income is reported to the shareholder's income tax return. As a result, no federal income tax provision is made by the Company. The Company is subject to a 1.5% Illinois Replacement Tax on its cash basis net income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Operating Lease Commitment</u>
The Company subleases office space from an affiliate owned by the same shareholder. The Company paid $39,600 in rent expense in 2014. The affiliate's lease obligation also provides for operating expenses, which totaled $2,400 in 2014.

NOTE 2 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At December 31, 2014, the Company did not have any Level 2 or Level 3 inputs.

NOTE 3 - FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into considerations, and funding and administrative costs incurred over the life of the instruments. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company traded no derivatives during the year ended December 31, 2014. The Company does not apply hedge accounting as defined in FASB ASC 815 *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are used for trading purposes or to economically hedge other positions or transactions. The Company traded no derivatives during the year ended December 31, 2014.

In addition, the Company can sell securities that it does not currently own and would, therefore, be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Company sold no securities that it did not own during the year ended December 31, 2014.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company rents office space from an affiliated company (See Note 2 - Operating Lease Commitment). The Company's sole shareholder is the sole shareholder of the affiliate. At December 31, 2014, the Company had no outstanding receivables from or payables to the affiliated company.

NOTE 7 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements reveal no material discrepancies, therefore, no adjustments to the financial statements were required.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of an "adjusted net capital" equivalent to $50,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2014, the Company had net capital and net capital requirements of $324,945 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 3.99% to 1 for the year ended December 31, 2014.

NOTE 9 - CONTINGENCIES

The Company's management has evaluated the effects of its adoption of FASB ASC 740, Income Taxes, to the Company as of December 31, 2014, and has determined that no provision for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, Accounting for Contingencies, which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. There is no income tax liability for uncertain tax positions to be recognized in the accompanying financial statements. In addition, as mentioned in Note 1, the Company has elected S corporation status and federal income tax liabilities due to Company activities are the responsibility of the Company's shareholder.

NOTE 10 - SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through February 23, 2015, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

MARC J. LANE & COMPANY

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 442 888
Deduct non-allowable assets:	
Prepaid expenses	(6 608)
Net Equity before Haircuts	436 280
Haircuts on Securities	
Securities	58 851
Undue concentration	52 484
	111 335
NET CAPITAL	324 945
Minimum Net Capital Requirement	50 000
EXCESS NET CAPITAL	$ 274 945
EXCESS NET CAPITAL at 120%	$ 264 945

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 12 960
Ratio: Aggregate indebtedness to Net Capital	3.99%

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2014.

MARC J. LANE & COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 AND INFORMAITON FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2014

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

Report of Independent Registered Public Accounting Firm

To the Members
Marc J Lane & Company
Chicago, Illinois

We have reviewed management's statements, including in the accompanying exemption report, in which (1) Marc J Lane & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Marc J Lane & Company claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii)and (2) Marc J Lane & Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Marc J Lane & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Marc J Lane & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Beggin Tipp Lamm, LLC

Rockford, Illinois
February 23, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Marc J Lane & Company
180 N. LaSalle Street Ste. 2100
Chicago, Illinois 60601

Marc J Lane & Company's Exemption Report

Marc J Lane & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii)

(2) The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Marc J Lane & Company

I, Marc J. LANE, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

February 23, 2015

BEGGIN TIPP LAMM LLC CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Independent Accountants' Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Members
Marc J. Lane & Company
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Marc J. Lane & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Marc J. Lane & Company's compliance with the applicable instructions of the General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7). Marc J. Lane & Company's management is responsible for Marc J. Lane & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 and Form SIPC-7 with respective cash disbursements in the general ledger and to copies of disbursed checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-6 and Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 and with Form X-17A-5 and Marc J. Lane & Company's Statement of Operations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be or should not be used by anyone other than these specified parties.

Beggin Tipp Lamm, LLC

Rockford, Illinois
February 23, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601